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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING
                                    FORM 10-K
                             FOR YEAR ENDED 12/31/99


                         PART I. REGISTRANT INFORMATION

ONE VOICE TECHNOLOGIES, INC.
6333 Greenwich Drive, Ste 240
San Diego, CA 92122


                        PART II. RULE 12B-25 (b) and (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12B-25(b), the following should be completed.

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

[X] (b) The subject annual report on Form 10K, will be filed on or before the fifteenth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12B-25(c) has been attached if applicable.



                               PART III. NARRATIVE

State below in reasonable detail the reason why Form 10K could not be filed within the prescribed time period:

The registrant's accounting firm required additional time to complete an accurate audit of the company's financial statements.



                           PART IV. OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification:

                            Dean Weber (858) 552-4466


2. Have all the other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

                      [X] Yes [ ] No


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3.      Is it anticipated that any significant change in results of operations form the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report?

                      [ ] Yes     [X] No


One Voice Technologies, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:   March 30, 2000              By:  /s/  DEAN WEBER
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                                             Dean Weber, President